                                                                   Exhibit 17(b)

                                    [GRAPHIC]

                                            NEW ENGLAND FINANCIAL
                                            NEW ENGLAND ZENITH FUND

      ANNUAL REPORT
      DECEMBER 31, 2002

[LOGO] NEF
NEW ENGLAND FINANCIAL/TM/
A MetLife Affiliate

NEW ENGLAND ZENITH FUND

 TABLE OF CONTENTS



           Letter from the President......................... A-1

           Economic Review................................... A-2

           State Street Research Money Market Series......... NEZF-1

           Notes to Financial Statements..................... NEZF-7

           Footnotes to Portfolio Managers Commentary........ NEZF-14

                                  IMPORTANT:

               Not all funds are available under every product.
Please refer to your prospectus for information on the funds that are available.

NEW ENGLAND ZENITH FUND

 LETTER FROM THE PRESIDENT



February 2003

TO OUR POLICYHOLDERS/CONTRACT OWNERS:

We are pleased to provide you with the 2002 Annual Report for the New England Zenith Fund. This report includes portfolio outlooks and strategies in addition to performance histories and comparisons, portfolio allocations and financial reports as of December 31, 2002. The report is designed to help you make informed decisions on how to allocate your money within your variable product.

After a third year of uncertainty in the financial markets, it is important to remember that all securities markets are subject to volatility. Therefore, we continue to encourage you to focus on your long-term retirement and investment goals.

You have the opportunity to join other policyholders and contract owners who are already taking advantage of our eDelivery service. When you register for eDelivery, fund reports, prospectuses and other informational documents are sent to you electronically. You can view and save your documents on-line, rather than receiving them in the mail. eDelivery is free, convenient, paperless and easy. See the inside front cover for information on how to sign up for eDelivery.

We look forward to serving your future investment needs.

Sincerely,

/s/ Anne M. Goggin

Anne Goggin
President, New England Zenith Fund

 ECONOMIC AND CAPITAL MARKET REVIEW: YEAR ENDING DECEMBER 31, 2002


The year began with hopes for an economic recovery, a stock market rally, and a sense of security lost since September 11th. While the recession that began in 2001 was shallower and shorter than first feared, the economic recovery in 2002 was more tepid and less certain than most expected. The stock market, despite a strong final quarter, had its worst single year loss in over twenty-five years and failed to produce a positive return for a third straight year. Even as we continued the war on terrorism, political tensions in Iraq and Korea escalated. In 2001, we witnessed acts of great heroism in the wake of the horrific terrorist attacks; in 2002, we saw acts of greed and arrogance on the part of corporate executives, undermining investor's confidence in the fairness of the capital markets. Despite all the bad news that occurred during the year, there were also many improvements in many parts of the economy that should bode well for the future.

ECONOMY
Although the economy actually began to emerge from the recession at the end of 2001, the recovery was very uneven in 2002 with strong first and third quarters offset by weak second and fourth quarters. For the entire year, the economy grew at a tepid real rate of about 2.4%. While this is an improvement over the dismal 0.3% rate in 2001, it is still below the 4.0% growth rate of the 1998 to 2000 period. However, most economists are forecasting that the economy will steadily improve, albeit slowly, throughout 2003 and into 2004. Among the positive trends for the economy during the year: there was an increase in the Purchasing Managers Index, a benign inflation environment, continued strength in the consumer sector for most of the year, and a robust housing market, spurred in part by very low mortgage rates. There were, of course, several trends that were of concern to both investors and consumers: a 6.0% unemployment rate and slow job creation, a decline in the Consumer Confidence Index, and an uncertain and tense geopolitical environment. Fed Chairman Alan Greenspan and the Open Market Committee also became concerned over the course of the year, and after spending the first ten months of the year on the sidelines, reduced their target interest rate from 1.75% to 1.25% in November to spur the economy over this "soft spot".

FIXED INCOME MARKET
Bonds produced strong total returns for their investors during 2002 as seen by the 10.3% return of the Lehman Brothers Aggregate Bond Index. There were two major trends during 2002 in the fixed income market. First, interest rates fell to their lowest levels in over forty years, pushing the prices of most bonds higher. Second, concerns about the economy and corporate accounting scandals prompted bond investors to shun the risk of lower credit issues in favor of the security of treasury securities.

Short term interest rates, already at their lowest levels since the 1960s, remained close to the Fed target of 1.75% for most of the year before falling to below 1.2% at year-end in response to the Fed's further easing. Intermediate maturity yields fell even more sharply as seen by the drop in the 5-year Treasury yield from 4.3% to 2.7%. In this declining rate environment, longer maturity bonds did better than short maturity bonds.

Although lower credit bonds recovered some of their losses during the fourth quarter, they were beaten down for most of the year by concerns about a weak economy and several high profile accounting and financial disclosure scandals involving such former investor favorites as Enron, WorldCom, and Global Crossing. In response to these factors, investors avoided any risk, real or perceived, and sought the safety of treasury securities and were willing to accept much lower yields to get them. This was especially true of below investment grade or "junk" bonds, which lost 1.4%. But even investment grade corporate bonds, despite significantly higher coupon payments, trailed treasuries for the year on a total return basis.

                                    [CHART]


                          STOCK AND BOND MARKET RETURNS
         AS MEASURED BY THE FOLLOWING INDEXES* ENDING DECEMBER 31, 2002


                          1 Year        3 Years        5 Years        10 Years
                        Annualized     Annualized     Annualized     Annualized
                       Total Return   Total Return   Total Return   Total Return
                       ------------   ------------   ------------   ------------

U.S. STOCKS               -22.1%        -14.5%         -0.6%             9.3%
Standard & Poor's 500
Composite Stock Price
(S&P 500) Index

U.S. MID CAP STOCKS       -14.5%         -0.1%          6.4%           11.9%
Standard & Poor's
Mid Cap 400
(S&P 400) Index

U.S. SMALL CAP STOCKS     -20.5%         -7.5%         -1.4%            7.2%
Russell 2000(R) Index

INTERNATIONAL STOCKS      -15.9%        -17.2%         -2.9%            4.0%
MSCI EAFE(R) Index

U.S. BONDS                 10.3%         10.1%          7.6%            7.5%
Lehman Brothers
Aggregate Bond Index

Mortgage backed securities were the worst performing investment grade sector as they were hurt by the prepayments from refinancings by homeowners looking to reduce their monthly mortgage payments. The best performing sector overall was in non-dollar foreign bonds (+19.6%), which benefited from a decline in the dollar.

DOMESTIC EQUITIES
Common stocks suffered through another negative year, falling over 22% as measured by the Standard and Poor's 500 Stock Index. This was the third negative calendar year in a row, the first time that has happened since the 1930s. All of the drop occurred in the two middle quarters as concerns about a return to recession, accounting scandals, mixed corporate earnings, and increased tensions in Iraq combined to undermine investors' confidence. Over the course of the bear market from March of 2000 to September 2002, the broad equity market (S&P 500) has lost a cumulative 38% and the NASDAQ has lost 75% of its value. However, the stock market finished on an up note as it moved off the five-year lows in early October to return 8.4% for the fourth quarter.

In the previous two years there were pockets of positive performance (small cap value for example). This year, there was no place to hide. All investment styles, all market capitalizations, and all economic sectors were negative for the year. Value style stocks did hold up better than growth style stocks, but they too were down sharply for the year. Small and mid cap stocks did only slightly better than large cap stocks. The best performing sectors were Consumer Staples and Materials, each of which were down about 5% for the year. The worst performing sectors were again Technology (-37%) and Telecommunications (-34%).

Looking forward, major concerns for stock investors continue to be the strength of the economy and its impact on jobs, the potential of a war in Iraq, and, of course, the ultimate determinate of the stock market's value, corporate earnings. A primary concern about the economy is that consumers, who have been carrying the economy on their backs for the past three years, may pull back on spending. If this happens, and if the corporate sector fails to pick up its capital spending, the economy may fall back into a recession. Although many political and military experts predict any war in Iraq would be short and decisive, there is always a danger of a prolonged and expanded conflict that would unsettle the world's oil market and the global economy. Corporate earnings, after falling over the past several years, turned around in 2002 and increased nearly 50% during the year. Stock market "bulls" feel this improvement in earnings, coupled with the sharp drop in stock prices, provides a good buying opportunity, especially when compared to the low yields available on bonds. The less optimistic stock market "bears" have less confidence that the reported earnings accurately reflect the financial health of the company and are concerned about the sustainability of earnings growth in the current economic and world environment.

INTERNATIONAL EQUITIES
In an increasingly global economy, the rest of the world faced the same issues as in the United States. Concerns about the strength of the world economy and the rising global tensions were on the minds of investors around the world. Foreign stocks also fell in value during 2002, as measured by the MSCI EAFE (Europe Australasia Far East) Index return of -15.9% for the dollar-based investor. On a local currency basis however, EAFE lost about 26%. The difference was due to the drop in the dollar's value against most other currencies over the course of the year, which made non-dollar denominated securities worth more. There was no difference between the return in value style and growth style foreign stocks during the year, but foreign small stocks did much better than their large cap counterparts. Among the major markets, Japan and the Pacific Rim countries did better than the United Kingdom and the rest of Europe. Emerging Market countries, with the exception of Latin America, did better than the more developed foreign countries.

NEW ENGLAND ZENITH FUND

 STATE STREET RESEARCH MONEY MARKET SERIES

MANAGEMENT'S DISCUSSION AND ANALYSIS*


 INVESTMENT
 OBJECTIVE
 TO ACHIEVE A
 HIGH LEVEL OF
 CURRENT INCOME
 CONSISTENT WITH
 THE PRESERVATION
 OF CAPITAL.

 INCEPTION
 DATE  8/26/83

 ASSET CLASS
 MONEY MARKET

   NET ASSETS
  $389 MILLION

    PORTFOLIO
     MANAGER
  STATE STREET
   RESEARCH &
   MANAGEMENT
     COMPANY

PERFORMANCE AT-A-GLANCE
For the year ended December 31, 2002, the State Street Research Money Market Series Class A shares returned 1.4%. Class B shares returned 1.2%. The average return of the Series' peer group, the Lipper Variable Insurance Products Money Market Funds/1/ category, was 1.3% for the year.

PORTFOLIO ACTIVITY
In 2002, uncertainty regarding the state of the economy and heightened geopolitical risks prevailed. As a result, overall interest rates ended the year much lower in response to weak economic conditions and a declining stock market. In the fourth quarter consumer optimism and the Federal Reserves lowering of their target rate made both the stock market and long-term interest rates rise from their October lows.

The Series outperformed in 2002 primarily for two key reasons. The first is that State Street Research emphasizes only the highest quality commercial paper names supported by rigorous credit research. This factor helped the Series outperform as the economy punished many lower quality credits.

The second important factor was that the Series added value by opportunistically moving its duration in anticipation of interest rate moves throughout the year. In early 2002, in anticipation of lower rates brought on by a weaker economy, the Series extended its weighted average maturity accordingly to lock in higher rates. Late in the first quarter, the Series reduced its duration in anticipation of stronger economic results and in response to the Federal Reserve bias change to neutral from weakness. As the year progressed and the economy and the stock market began to weaken and conviction increased that the Federal Reserve would not increase rates, the Series once again extended its duration to lock in prevailing rates in anticipation of a lower yield environment. The Series reversed this extended maturity position in August, believing that rates were close to a bottom. While this move proved pre-mature, this positioning was maintained throughout the remainder of 2002. The net result of the yield curve positioning for the Series for the year was positive relative to the industry and peer group.

PORTFOLIO OUTLOOK
Supportive monetary and fiscal policies are expected to continue to aid the "post-bubble" adjustment in the U.S. economy. We anticipate the modest recovery in U.S. economic growth to continue during 2003, at a moderately below-trend pace (trend defined as 3.00%). Federal Reserve policy is expected to remain accommodative through 2003, with no increase likely in the federal funds rate in the foreseeable future. In the near term, the U.S. is expected to remain in a low-inflation, high-productivity environment. The Fed's easy monetary stance has increased liquidity and raised the potential risk for inflation to edge up. We assume any disruptions from a possible war with Iraq would be brief and limited, but risks remain.

The Series continues to invest in only high quality first tier money market instruments such as corporate and domestic bank paper, as well as the paper of Canadian banks and provinces.


The State Street Research Money Market Series is neither insured nor guaranteed by the U.S. Government. The Series seeks but cannot assure a stable share price of $100.00.
Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower. This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less that the original cost.

                See footnotes to Portfolio Manager Commentary.

                                    NEZF-1

NEW ENGLAND ZENITH FUND

 STATE STREET RESEARCH MONEY MARKET SERIES

STATEMENT OF INVESTMENTS AS OF DECEMBER 31, 2002

       FACE                                 INTEREST  MATURITY     VALUE
      AMOUNT    ISSUE                         RATE      DATE     (NOTE 1A)
    -----------------------------------------------------------------------

                COMMERCIAL PAPER--100.5%

                AGRICULTURAL OPERATIONS--4.6%
    $ 6,000,000 Cargill, Inc. (144A).......  1.68%   01/10/2003 $ 5,997,480
      6,114,000 Cargill, Inc. (144A).......  1.30%   02/10/2003   6,105,169
      6,000,000 Cargill, Inc. (144A).......  1.33%   02/18/2003   5,989,360
                                                                -----------
                                                                 18,092,009
                                                                -----------

                ASSET BACKED--22.0%
     10,000,000 Windmill Funding Corp.
                 (144A)....................  1.78%   01/02/2003   9,999,506
      3,000,000 Windmill Funding Corp.
                 (144A)....................  1.71%   01/08/2003   2,999,002
     10,000,000 Preferred Receivables
                 Funding Corp. (144A)......  1.34%   01/13/2003   9,995,533
      7,000,000 Delaware Funding Corp.
                 (144A)....................  1.78%   01/14/2003   6,995,501
      6,000,000 Preferred Receivables
                 Funding Corp. (144A)......  1.32%   01/14/2003   5,997,140
      6,000,000 Windmill Funding Corp.
                 (144A)....................  1.55%   01/15/2003   5,996,383
     11,000,000 FCAR Owner Trust...........  1.76%   01/23/2003  10,988,169
      7,000,000 Kittyhawk Funding Corp.
                 (144A)....................  1.32%   01/23/2003   6,994,353
      8,000,000 FCAR Owner Trust...........  1.71%   01/24/2003   7,991,260
     10,000,000 Edison Asset Security
                 (144A)....................  1.36%   04/22/2003   9,958,067
      8,000,000 Edison Asset Security
                 (144A)....................  1.34%   05/12/2003   7,960,991
                                                                -----------
                                                                 85,875,905
                                                                -----------

                BANKS--4.9%
      6,000,000 Wells Fargo & Co...........  1.81%   01/06/2003   5,998,492
     13,000,000 J.P. Morgan Chase & Co.....  1.69%   01/07/2003  12,996,338
                                                                -----------
                                                                 18,994,830
                                                                -----------

                BUILDING & CONSTRUCTION--2.5%
      8,575,000 Sheffield Receivables Corp.
                 (144A)....................  1.37%   01/21/2003   8,568,474
      1,000,000 Sheffield Receivables Corp.
                 (144A)....................  1.34%   02/06/2003     998,660
                                                                -----------
                                                                  9,567,134
                                                                -----------

                COMPUTERS & BUSINESS EQUIPMENT--3.2%
      6,576,000 Pitney Bowes, Inc..........  1.30%   01/06/2003   6,574,812
      6,000,000 International Business
                 Machines Corp.............  1.79%   02/10/2003   5,988,067
                                                                -----------
                                                                 12,562,879
                                                                -----------

                FEDERAL AGENCIES--2.6%
     10,000,000 Federal National Mortgage
                 Association...............  1.29%   04/25/2003   9,959,150
                                                                -----------

                FINANCE & BANKING--20.9%
     10,000,000 Canadian Imperial
                 Holdings, Inc.............  1.81%   01/06/2003   9,997,486
      5,000,000 UBS Finance, Inc...........  1.35%   01/06/2003   4,999,063
      4,000,000 Citicorp...................  1.70%   01/09/2003   3,998,489
      2,000,000 General Electric Capital
                 Corp......................  1.70%   01/09/2003   1,999,244

       FACE                                INTEREST  MATURITY     VALUE
      AMOUNT    ISSUE                        RATE      DATE     (NOTE 1A)
    -----------------------------------------------------------------------

                FINANCE & BANKING--(CONTINUED)
    $ 6,000,000 Canadian Imperial
                 Holdings, Inc............  1.78%   01/14/2003 $  5,996,143
      5,000,000 Toronto Dominion
                 Holdings.................  1.77%   01/27/2003    4,993,626
     10,000,000 UBS Finance, Inc..........  1.31%   02/13/2003    9,984,353
     14,000,000 Citicorp..................  1.35%   02/27/2003   13,970,075
      3,100,000 UBS Finance, Inc..........  1.29%   03/05/2003    3,093,002
     10,000,000 General Electric Capital
                 Corp.....................  1.34%   05/08/2003    9,952,728
      5,000,000 General Electric Capital
                 Corp.....................  1.34%   05/14/2003    4,975,247
      7,500,000 Toronto Dominion
                 Holdings.................  1.33%   06/17/2003    7,453,727
                                                               ------------
                                                                 81,413,183
                                                               ------------

                FINANCIAL SERVICES--8.6%
      5,000,000 AIG Funding, Inc..........  1.49%   02/03/2003    4,993,171
     10,000,000 Caterpillar Financial
                 Services Corp............  1.31%   02/18/2003    9,982,533
     10,000,000 American Express Credit
                 Corp.....................  1.32%   02/25/2003    9,979,833
      4,500,000 American Express Credit
                 Corp.....................  1.50%   03/05/2003    4,488,188
      4,000,000 American Express Credit
                 Corp.....................  1.29%   03/31/2003    3,987,243
                                                               ------------
                                                                 33,430,968
                                                               ------------

                FOOD & BEVERAGES--7.1%
     12,814,000 Archer Daniels Midland Co.
                 (144A)...................  1.60%   02/05/2003   12,794,067
     10,000,000 The Coca-Cola Co..........  1.27%   03/07/2003    9,977,070
      5,000,000 Archer Daniels Midland
                 Co. (144A)...............  1.30%   04/08/2003    4,982,486
                                                               ------------
                                                                 27,753,623
                                                               ------------

                FOREIGN GOVERNMENT--3.8%
     10,000,000 Province of Quebec........  1.30%   03/21/2003    9,971,472
      4,752,000 Province of Quebec........  1.27%   06/10/2003    4,725,178
                                                               ------------
                                                                 14,696,650
                                                               ------------

                GAS & OIL--3.7%
      5,000,000 BP America, Inc...........  1.20%   01/02/2003    4,999,833
      9,400,000 BP America, Inc...........  1.30%   02/18/2003    9,383,707
                                                               ------------
                                                                 14,383,540
                                                               ------------

                INVESTMENT BROKERAGE--12.2%
      4,000,000 Goldman Sachs Group,
                 L.P......................  1.80%   01/06/2003    3,999,000
      9,000,000 Goldman Sachs Group,
                 L.P......................  1.77%   01/13/2003    8,994,690
     11,000,000 Morgan Stanley Dean
                 Witter & Co..............  1.75%   01/16/2003   10,991,980
      9,000,000 Morgan Stanley Dean
                 Witter & Co..............  1.76%   01/24/2003    8,989,880
      9,500,000 Merrill Lynch & Co.,
                 Inc......................  1.76%   01/30/2003    9,486,531
      5,000,000 Merrill Lynch & Co.,
                 Inc......................  1.51%   02/21/2003    4,989,304
                                                               ------------
                                                                 47,451,385
                                                               ------------

                See accompanying notes to financial statements.

                                    NEZF-2

NEW ENGLAND ZENITH FUND

 STATE STREET RESEARCH MONEY MARKET SERIES

STATEMENT OF INVESTMENTS AS OF DECEMBER 31, 2002

         FACE                                INTEREST    MATURITY      VALUE
        AMOUNT    ISSUE                        RATE        DATE      (NOTE 1A)
      --------------------------------------------------------------------------

                  LEISURE--4.4%
      $ 5,000,000 Park Avenue Recreation
                   Corp. (144A).............  1.34%     01/21/2003 $  4,996,278
        7,000,000 Park Avenue Recreation
                   Corp. (144A).............  1.32%     02/06/2003    6,990,760
        5,022,000 Park Avenue Recreation
                   Corp. (144A).............  1.35%     02/11/2003    5,014,278
                                                                   ------------
                                                                     17,001,316
                                                                   ------------
                  Total Investments--100.5%
                   (Cost $391,182,572) (a).............             391,182,572
                  Other assets less liabilities--(0.5)%              (1,771,096)
                                                                   ------------
                  TOTAL NET ASSETS--100.0%.............            $389,411,476
                                                                   ============

(a)The aggregate cost for federal income tax purposes was $391,182,572.

Key to Abbreviations:

144A--Securities exempt from registration under Rule 144A of the securities act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At year end, the value of these securities amounted to $129,333,488 or 33.2% of net assets.

                See accompanying notes to financial statements.

                                    NEZF-3

NEW ENGLAND ZENITH FUND

 STATE STREET RESEARCH MONEY MARKET SERIES


STATEMENT OF ASSETS & LIABILITIES
--------------------------------------------------------------------------------
DECEMBER 31, 2002

     ASSETS
       Investments at value........................            $391,182,572
       Cash........................................                  28,009
       Receivable for fund shares sold.............               1,507,607
       Other assets................................                     860
                                                               ------------
         Total Assets..............................             392,719,048
     LIABILITIES
       Payable for fund shares redeemed............ $2,990,441
       Accrued expenses:
        Management fees............................    115,725
        Service and distribution fees..............     11,934
        Deferred trustees fees.....................    136,670
        Other expenses.............................     52,802
                                                    ----------
         Total Liabilities.........................               3,307,572
                                                               ------------
     NET ASSETS....................................            $389,411,476
                                                               ============
       Net assets consist of:
        Capital paid in............................            $389,411,476
                                                               ------------
     NET ASSETS....................................            $389,411,476
                                                               ============
     Computation of offering price:
     CLASS A
     Net asset value and redemption price per share
      ($332,151,135 divided by 3,321,511
      shares of beneficial interest)...............            $     100.00
                                                               ============
     CLASS B
     Net asset value and redemption price per share
      ($57,260,341 divided by 572,604 shares
      of beneficial interest)......................            $     100.00
                                                               ============
     Identified cost of investments................            $391,182,572
                                                               ============

STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002

        INVESTMENT INCOME
          Interest...............................            $6,351,768
                                                             ----------
        EXPENSES
          Management fees........................ $1,214,856
          Service and distribution fees--Class B.     86,674
          Trustees fees and expenses.............     23,102
          Custodian..............................    105,070
          Audit and tax services.................     21,450
          Legal..................................     18,470
          Printing...............................     81,504
          Insurance..............................      6,007
          Miscellaneous..........................     20,701
                                                  ----------
          Total expenses.........................             1,577,834
                                                             ----------
        NET INVESTMENT INCOME....................             4,773,934
                                                             ----------
        NET INCREASE (DECREASE) IN NET ASSETS
         FROM OPERATIONS.........................            $4,773,934
                                                             ==========

                See accompanying notes to financial statements.

                                    NEZF-4

NEW ENGLAND ZENITH FUND

 STATE STREET RESEARCH MONEY MARKET SERIES

STATEMENT OF CHANGES IN NET ASSETS


                                                                      YEAR ENDED    YEAR ENDED
                                                                     DECEMBER 31,  DECEMBER 31,
                                                                         2002          2001
                                                                     ------------  ------------
FROM OPERATIONS
  Net investment income............................................. $  4,773,934  $  9,813,816
                                                                     ------------  ------------
  INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS.................    4,773,934     9,813,816
                                                                     ------------  ------------
  FROM DISTRIBUTIONS TO SHAREHOLDERS
   Net investment income
    Class A.........................................................   (4,382,363)   (9,752,955)
    Class B.........................................................     (391,571)      (60,861)
                                                                     ------------  ------------
  TOTAL DISTRIBUTIONS...............................................   (4,773,934)   (9,813,816)
                                                                     ------------  ------------
  INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL SHARE TRANSACTIONS.   96,623,689    50,442,021
                                                                     ------------  ------------
  TOTAL INCREASE (DECREASE) IN NET ASSETS...........................   96,623,689    50,442,021

NET ASSETS
  Beginning of the year.............................................  292,787,787   242,345,766
                                                                     ------------  ------------
  End of the year................................................... $389,411,476  $292,787,787
                                                                     ============  ============

OTHER INFORMATION:
CAPITAL SHARES

 At December 31, 2002 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class B. Transactions in capital shares were as follows:

                                                                       YEAR ENDED                 YEAR ENDED
                                                                   DECEMBER 31, 2002          DECEMBER 31, 2001
                                                               -------------------------  -------------------------
                                                                 SHARES          $          SHARES          $
                                                               ----------  -------------  ----------  -------------
CLASS A
  Sales.......................................................  4,684,084  $ 468,408,192   4,709,036  $ 470,903,584
  Shares issued through acquisition...........................    541,164     54,116,352           0              0
  Reinvestments...............................................     43,821      4,382,363      97,530      9,752,955
  Redemptions................................................. (4,721,369)  (472,136,885) (4,456,212)  (445,621,192)
                                                               ----------  -------------  ----------  -------------
  Net increase (decrease).....................................    547,700  $  54,770,022     350,354  $  35,035,347
                                                               ==========  =============  ==========  =============
CLASS B
  Sales.......................................................    606,647  $  60,664,640     192,437  $  19,243,686
  Reinvestments...............................................      3,915        391,571         609         60,861
  Redemptions.................................................   (192,025)   (19,202,544)    (38,979)    (3,897,873)
                                                               ----------  -------------  ----------  -------------
  Net increase (decrease).....................................    418,537  $  41,853,667     154,067  $  15,406,674
                                                               ==========  =============  ==========  =============
  Increase (decrease) derived from capital share transactions.    966,237  $  96,623,689     504,421  $  50,442,021
                                                               ==========  =============  ==========  =============

                See accompanying notes to financial statements.

                                    NEZF-5

NEW ENGLAND ZENITH FUND

 STATE STREET RESEARCH MONEY MARKET SERIES

FINANCIAL HIGHLIGHTS


                                                                              CLASS A
                                                         ------------------------------------------------
                                                                      YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------
                                                           2002      2001      2000      1999      1998
                                                         --------  --------  --------  --------  --------
NET ASSET VALUE, BEGINNING OF PERIOD.................... $ 100.00  $ 100.00  $ 100.00  $ 100.00  $ 100.00
                                                         --------  --------  --------  --------  --------
INCOME FROM INVESTMENT OPERATIONS
  Net investment income.................................     1.41      3.88      6.05      4.85      5.13
                                                         --------  --------  --------  --------  --------
  Total from investment operations......................     1.41      3.88      6.05      4.85      5.13
                                                         --------  --------  --------  --------  --------
LESS DISTRIBUTIONS
  Distributions from net investment income..............    (1.41)    (3.88)    (6.05)    (4.85)    (5.13)
                                                         --------  --------  --------  --------  --------
  Total distributions...................................    (1.41)    (3.88)    (6.05)    (4.85)    (5.13)
                                                         --------  --------  --------  --------  --------
NET ASSET VALUE, END OF PERIOD.......................... $ 100.00  $ 100.00  $ 100.00  $ 100.00  $ 100.00
                                                         ========  ========  ========  ========  ========
TOTAL RETURN (%)........................................      1.4       4.0       6.2       5.0       5.3
Ratio of Operating Expenses to Average Net Assets (%)...     0.43      0.42      0.41      0.40      0.45
Ratio of Net Investment Income to Average Net Assets (%)     1.40      3.80      6.04      4.89      5.15
Net Assets, End of Period (000)......................... $332,151  $277,381  $242,346  $307,712  $203,597

                                                                   CLASS B
                                                         -----------------------
                                                             YEAR     MAY 1, 2001(A)
                                                            ENDED        THROUGH
                                                         DECEMBER 31,  DECEMBER 31,
                                                             2002          2001
                                                         ------------ --------------
NET ASSET VALUE, BEGINNING OF PERIOD....................   $100.00       $100.00
                                                           -------       -------
INCOME FROM INVESTMENT OPERATIONS
  Net investment income.................................      1.16          1.95
                                                           -------       -------
  Total from investment operations......................      1.16          1.95
                                                           -------       -------
LESS DISTRIBUTIONS
  Distributions from net investment income..............     (1.16)        (1.95)
                                                           -------       -------
  Total distributions...................................     (1.16)        (1.95)
                                                           -------       -------
NET ASSET VALUE, END OF PERIOD..........................   $100.00       $100.00
                                                           =======       =======
TOTAL RETURN (%)........................................       1.2           2.0 (b)
Ratio of Operating Expenses to Average Net Assets (%)...      0.68          0.67 (c)
Ratio of Net Investment Income to Average Net Assets (%)      1.15          1.65 (c)
Net Assets, End of Period (000).........................   $57,260       $15,407

(a)Commencement of operations.
(b)Periods less than one year are not computed on an annualized basis.
(c)Computed on an annualized basis.

                See accompanying notes to financial statements.

                                    NEZF-6

NEW ENGLAND ZENITH FUND

 NOTES TO FINANCIAL STATEMENTS--DECEMBER 31, 2002


1. New England Zenith Fund (the "Fund") is organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts pursuant to an Amended and Restated Agreement and Declaration of Trust dated October 30, 2000. The Fund is registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), as an open-end management investment company. State Street Research Money Market Series (the "Series") is a seperate series of the Fund.

Shares in the Fund are not offered directly to the general public and are currently available only to separate accounts established by Metropolitan Life Insurance Company ("MetLife"), New England Life Insurance Company ("NELICO"), General American Life Insurance Company, The MetLife Investors Group of Insurance Companies and other affiliated insurance companies ("the Insurance Companies"), as an investment vehicle for variable life insurance or variable annuity products, although the Series may not be available to all such separate accounts. The Series shares may be divided into different classes. Currently the classes being offered the Series are named Class A and Class B. The classes of the Series shares are identical, except that certain additional charges (Rule 12b-1 fees) are made against Class B shares.

The Fund's Amended and Restated Agreement and Declaration of Trust permits the issuance of an unlimited number of shares of beneficial interest, no par value, in the Series, with shares of the Series representing interests in a separate portfolio of assets. The Series is diversified.

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of the Financial Statements of the Series. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A. INVESTMENT VALUATION

   As permitted under Rule 2a-7 of the 1940 Act, and subject to certain conditions therein, the State Street Research Money Market Series employs the amortized cost method of security valuation which the Fund's Board of Trustees (the "Board") has determined, approximates the fair market net asset value per share of the Series. The Board monitors the deviations between the Series' net asset value per share, as determined by using available market quotations, and its amortized cost price per share. If the deviation exceeds 1/2 of 1%, the Board will consider what action, if any, should be initiated.

B. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME--Security transactions are accounted for on the trade date. Interest income, which includes amortization of premium and accretion of discount on debt securities, is recorded on the accrual basis. Realized gains and losses on investments are determined on the identified cost basis, which is the same basis used for federal income tax purposes.

C. FEDERAL TAXES--The Series, which is a separate taxable entity, intends to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income and any net realized capital gains at least annually. Accordingly, no provision for federal income tax has been made.

D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS--State Street Research Money Market Series dividends are declared daily to shareholders of record at the time and are paid monthly.

2. MetLife Advisers, LLC ("MLA") acts as adviser to the Series. A separate advisory agreement for the Series provides for management fees payable by the Series as set forth below:

                                           MANAGEMENT
                                          FEES EARNED
                                           BY MLA FOR
                                            THE YEAR      ANNUAL
                                             ENDED      PERCENTAGE                BASED ON
                                          DECEMBER 31, RATES PAID TO   SERIES AVERAGE DAILY NET ASSET
SERIES                                        2002        ADVISER               VALUE LEVELS
------                                    ------------ ------------- ----------------------------------
State Street Research Money Market Series  $1,214,856      0.350%    Of the first $1 billion
                                                           0.300%    Of the next $1 billion
                                                           0.250%    Of amounts in excess of $2 billion

                                    NEZF-7

NEW ENGLAND ZENITH FUND

   SUBADVISORY FEES. MLA has subcontracted day-to-day portfolio management responsibilities to the subadviser, State Street Research & Management Company, a subsidiary of MetLife, ("State Street Research") for the State Street Research Money Market Series. MLA is a Delaware limited liability company. New England Life Holdings, Inc. ("NELHI"), a wholly-owned subsidiary of NELICO, owns all of the voting interests in MLA. NELICO is an indirect wholly-owned subsidiary of MetLife. MetLife is wholly-owned by MetLife, Inc., a public company traded on the New York Stock Exchange. The members of MLA, other than NELHI, include each insurance company the separate accounts of which invest in registered investment companies to which MLA serves as investment adviser. Other than NELHI, each member's interest in MetLife Advisers entitles the member to share in the profit and loss of MLA in proportion to the profit and loss of MLA attributable to customers of that insurance company. MLA paid the subadviser as shown below for providing sub-advisory services to the Series:

                                            FEES EARNED BY SUBADVISERS FOR THE
  SERIES                                       YEAR ENDED DECEMBER 31, 2002
  ------                                    ----------------------------------
  State Street Research Money Market Series              $335,326

   SERVICE AND DISTRIBUTION FEES. The Fund has adopted a Distribution and Services Plan under Rule 12b-1 of the Investment Company Act of 1940 for the Fund's Class B Shares. The Fund has entered into a Distribution Agreement with New England Securities Corporation as distributor. Under the Distribution Agreement, the Class B shares of the Fund pay a service fee to compensate the Insurance Companies (or their affiliates) and other broker-dealers and financial intermediaries involved in the offer and sale of Fund shares for providing personal and account maintenance services relating to the Class B of the Series. The fee under the Distribution Agreement for the class of a Series shares is calculated as a percentage of the Series' average daily net assets that are attributable to that Class. Currently, the fee is 0.25% per year for the Class B shares. Amounts paid by the Series for the year ended December 31, 2002 is shown as Service and Distribution fees in the Statement of Operations.

3. TRUSTEE COMPENSATION--The Fund does not pay any compensation to its officers or to any trustees who are directors, officers or employees of MetLife, NELICO, MLA or their affiliates, other than affiliated registered investment companies. Each other trustee receives a retainer fee at the annual rate of $25,000 and meeting fees of $3,500 for each meeting of the Board of Trustees, and $1,000 for each meeting of the Audit Committee. The chairmen of the Contract Review Committee and the Audit Committee receive an additional annual retainer fee of $6,000 and $4,000, respectively. These fees are allocated to the various Series and, prior to November 1, 2002, the New England Variable Annuity Fund I, based upon a formula that takes into account among other factors, the relative net assets of each Series. Prior to November 1, 2002, each trustee was also a manager of the New England Variable Annuity Fund
I. A deferred compensation plan is available to the trustees on a voluntary basis. Each participating trustee will receive deferred compensation in an amount equal to the value that such compensation would have had if it had been invested in the Series on the normal payment date. Deferred amounts remain in the Series until distributed in accordance with the plan.

4. ACQUISITIONS--On April 26, 2002, the New England Zenith Fund State Street Research Money Market Series (Zen-MM) acquired all of the net assets of the Metropolitan Series Fund State Street Research Money Market Portfolio (Met-MM) pursuant to a plan of reorganization approved on April 26, 2002. The acquisition was accomplished by a tax free exchange of 541,164 shares of Zen-MM Class A shares (valued at $54.1 million) in exchange for the 5,340,257 Class A shares of Met-MM outstanding (valued at $54.1 million) on April 26, 2002.

The aggregate net assets of Zen-MM and Met-MM immediately before the acquisition were $281,378,082 and $54,116,352, respectively. The aggregate net assets of Zen-MM immediately after the acquisition were $335,494,434.

5. SUBSEQUENT EVENT--On December 12, 2002 the Board of Trustees of the Fund approved the acquisition of the Money Market Fund of the General American Capital Company ("GACC-MM") by the State Street Research Money Market Series of the Fund ("Zen-MM"), subject to the approval of the shareholders of the GACC-MM. On or about April 25, 2003 the shareholders of the GACC-MM are expected to vote on a proposed Agreement and Plan of Reorganization providing for the acquisition of all the assets of the GACC-MM by the Zen-MM in exchange for shares of Zen-MM and the assumption by Zen-MM of the liabilities of GACC-MM. If approved by shareholders, the reorganization will close on or about April 28, 2003.

On December 12, 2002 the Board of Trustees of the Fund voted to approve, subject to shareholder approval, a proposal to reorganize each Series of the Fund into a newly organized series of the Metropolitan Series Fund, Inc. On or about April 25, 2003 the shareholders of the Fund's Series are expected to vote on the proposed reorganization. If approved by shareholders, the reorganizations will close on or about April 28, 2003.

                                    NEZF-8

NEW ENGLAND ZENITH FUND

 REPORT OF INDEPENDENT AUDITORS


To the Policyholders and Board of Trustees of New England Zenith Fund:

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of State Street Research Money Market Series (the "Series"), one of the Series constituting New England Zenith Fund (the "Fund"), as of December 31, 2002, and the related statements of operations for the year then ended, changes in net assets for each of the two years then ended and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of State Street Research Money Market Series, one of the Series constituting New England Zenith Fund as of December 31, 2002, the results of its operations for the year then ended, the changes in its net assets for each of the two years then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 12, 2003

                                    NEZF-9

NEW ENGLAND ZENITH FUND

 TRUSTEES AND OFFICERS


Information about the Fund's Board of Trustees appears below. Each Trustee is responsible for overseeing all seventeen Series of the Fund. There is no limit to the term a Trustee may serve. The Fund's Statement of Additional Information has further information about the Trustees and is available without charge by calling (800) 356-5015.

INTERESTED TRUSTEES

Each Trustee below is an "interested person" (as defined by the Investment Company Act of 1940) in that each is an employee of MetLife, which is an affiliate of MLA, the investment adviser to the Fund.

                            CURRENT
                          POSITION(S)  POSITION(S) PRINCIPAL OCCUPATIONS
NAME AND ADDRESS      AGE WITH FUND(1) HELD SINCE  OVER PAST FIVE YEARS, INCLUDING OTHER DIRECTORSHIPS
----------------      --- ------------ ----------  ---------------------------------------------------
Mary Ann Brown        51    Trustee       1999     Senior Vice President, of Individual Business Product
Metropolitan Life                                  Management, MetLife; President, New England Products and
Insurance Company                                  Services, MetLife; Director, Chairman, Chief Executive
501 Boylston Street                                Officer and President, New England Pension and Annuity
Boston, MA 02116                                   Company; Senior Vice President, New England Life Holdings,
                                                   Inc.; Director of RGA (reinsurance)*, Exeter Reinsurance
                                                   Company, MetLife Investors Distribution Company and
                                                   National Association of Variable Annuities; formerly,
                                                   President and Chief Executive Officer, Atlantic
                                                   International Reinsurance Company; formerly, Director,
                                                   Swiss Re New Markets (reinsurance).
Anne M. Goggin        54    Trustee       1995     Chief Counsel, Individual Business, MetLife; Director,
MetLife Advisers, LLC                              Chairman of the Board and President Metropolitan Series
501 Boylston Street       Chairman of     1999     Fund, Inc. ("Met Series Fund")* since 2002; Senior Vice
Boston, MA 02116           the Board               President and General Counsel, MetLife; Chair of the Board
                                                   of Managers, President and Chief Executive Officer, MLA;
                                                   Director, New England Securities Corporation ("NES");
                                                   formerly, General Counsel, Secretary and Clerk, NES,
                                                   1993-1999.

NON-INTERESTED TRUSTEES

Each Trustee below is not an "interested person" (as defined by the Investment Company Act of 1940).

                           CURRENT
                         POSITION(S)  POSITION(S) PRINCIPAL OCCUPATIONS
NAME AND ADDRESS     AGE WITH FUND(1) HELD SINCE  OVER PAST FIVE YEARS, INCLUDING OTHER DIRECTORSHIPS
----------------     --- ------------ ----------  ---------------------------------------------------
Nancy Hawthorne      51    Trustee       1995     Chairman of the Board, WorldClinic (a distance medicine
60 Hyslop Road                                    company); Director, Perini Corporation (construction)*;
Brookline, MA 02146                               Director, Avid Technologies (computer software company)*;
                                                  Director, CGU (property and casualty insurance company);
                                                  Director, Beacon Power Corporation (energy)*; Chief
                                                  Executive Officer, Clerestory LLC (corporate financial
                                                  advisor); formerly, Chief Executive Officer and Managing
                                                  Partner, Hawthorne, Krauss and Associates (corporate
                                                  financial advisor); formerly, Chief Financial Officer and
                                                  Executive Vice President, Continental Cablevision,
                                                  subsequently renamed MediaOne (a cable television company);
                                                  formerly Director, Life F/X, Inc.
Dale Rogers Marshall 65    Trustee       1995     President, Wheaton College; formerly, Academic Dean,
Wheaton College                                   Wellesley College.
26 East Main Street
Norton, MA 02766
John J. Arena        65    Trustee       1996     Formerly, Vice Chairman of the Board of Directors of Bay
330 Beacon Street                                 Banks, Inc. and President, Bay Banks Investment Management.
Boston, MA 02116
John W. Flynn        63    Trustee       1996     Formerly, Vice Chairman, Chief Financial Officer, Fleet
791 Main Street                                   Financial Group (banking).
Warren, RI 02885
John T. Ludes        66    Trustee       1996     Formerly, Vice Chairman, President and Chief Operating
57 Water Street                                   Officer, Fortune Brands/American Brands (global
Marion, MA 02738                                  conglomerate); formerly, President and CEO, Acushnet
                                                  Company (athletic equipment).
Edward A. Benjamin   64    Trustee       1999     Director, Precision Optics Corporation (optics
71 Sierra Rosa Loop                               manufacturer); Director, Coal Energy Investments &
Santa Fe, NM 87501                                Management, LLC; formerly, Partner, Ropes & Gray (law firm)
                                                  until 1999.

                                    NEZF-10

NEW ENGLAND ZENITH FUND

OFFICERS

                            CURRENT
                          POSITION(S)  POSITION(S)
NAME AND ADDRESS      AGE WITH FUND(1) HELD SINCE  PRINCIPAL OCCUPATIONS OVER PAST FIVE YEARS
----------------      --- ------------ ----------- ------------------------------------------
John F. Guthrie, Jr.  59  Senior Vice     1995     Director and Senior Vice President, MLA; Senior Vice
MetLife Advisers, LLC      President               President, Met Series Fund, since 2002; Vice President,
501 Boylston Street                                MetLife.
Boston, MA 02116
Peter Duffy           47     Vice         2002     Senior Vice President, MLA, since December 1998; Vice
MetLife Advisers, LLC      President      1998     President and Treasurer, Met Series Fund, since 2002;
501 Boylston Street        Treasurer               Second Vice President, MetLife; formerly, Senior Vice
Boston, MA 02116                                   President, New England Funds, L.P.
Thomas M. Lenz        44     Vice         2002     Assistant General Counsel, MetLife; General Counsel and
MetLife Advisers, LLC      President      1998     Secretary, MLA, since December 1998; Vice President and
501 Boylston Street        Secretary               Secretary, Met Series Fund, since 2002; formerly, Vice
Boston, MA 02116                                   President, State Street Bank and Trust Company.
David W. Allen        45  Senior Vice     2002     Head of Individual Life Product Management, MetLife; Senior
Metropolitan Life          President               Vice President, Met Series Fund, since 2002.
Insurance Company
501 Boylston Street
Boston, MA 02116
Hugh McHaffie         44  Senior Vice     2002     Senior Vice President, MetLife, since 1999; Senior Vice
Metropolitan Life          President               President, Met Series Fund; formerly, Vice President,
Insurance Company                                  Manufacturers Life North America.
501 Boylston Street
Boston, MA 02116
Thomas C. McDevitt    47     Vice         1995     Vice President, MLA; Vice President, Met Series Fund, since
MetLife Advisers, LLC      President               2002.
501 Boylston Street
Boston, MA 02116

1 Previous positions during the past five years with the Fund, MetLife, MLA, Metropolitan Series Fund, Inc., New England Financial, New England Funds, L.P., or NES are omitted if not materially different. Ms. Goggin also serves as a Director of Metropolitan Series Fund, Inc., an investment company consisting of twenty portfolios for which MLA serves as investment adviser.

* Indicates directorships held by a trustee with a registered investment company or a company subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

                                    NEZF-11

NEW ENGLAND ZENITH FUND

 FOOTNOTES TO PORTFOLIO MANAGER COMMENTARY



 * The views expressed in the Management's Discussion and Analysis, for each Series, are those of the Portfolio Manager as of December 31, 2002 and are subject to change based on market and other conditions. Information about a portfolio's holdings, asset allocation, industry allocation or country diversification is historical and is no indication of future portfolio composition, which will vary.

 (1) Lipper Variable Products Fund Averages. Each of these is an average of the total return performance (calculated on the basis of net asset value) of funds with investment objectives similar to those of the subject Series as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

                                    NEZF-12